UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FAMILY BENEFIT LIFE INSURANCE COMPANY
(Name of Subject Company (Issuer))

TRINITY LIFE INSURANCE COMPANY
a wholly-owned subsidiary of
FIRST TRINITY FINANCIAL CORPORATION
(Names of Filing Persons (offerors))

COMMON STOCK, $1.00 PAR VALUE
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Gregg Zahn
7633 East 63rd Street
Suite 230
Tulsa, Oklahoma  74103
(918)249-2438
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
P. David Newsome, Jr.
Hall Estill Hardwick Gable Golden & Nelson
320 South Boston, Suite 200
Tulsa, OK  74103
Tel: (918)594-0831
Fax: (918)594-0505

i

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$9,793,162	$1,959.00

(1) Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 886,260 shares of common stock, par value $1.00 per share, at $11.05 per share. The share numbers are based on representations made by the Company to Purchaser and Parent as of September  30, 2011.

(2) Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 1/50th of 1%.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.
☐ Issuer tender offer subject to Rule 13e-4.
☐Going-private transaction subject to Rule 13e-3.
☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this "Schedule TO") is filed by Trinity Life Insurance Company, a corporation organized under the laws of Oklahoma (“Purchaser”). This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, $1.00 par value (the "Shares"), of Family Benefit Life Insurance Company, a Missouri corporation (the "Company"), at a price of $11.05 per Share net to the seller in cash, without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated November 10, 2011 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

ii

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)Name and Address.    The name, address, and telephone number of the subject company's principal executive offices are as follows:

Family Benefit Life Insurance Company
812 Madison
Jefferson City, Missouri  65101
(573) 636-3181

(b)Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of September 30, 2011, there were 1,287,640 Shares issued and outstanding.  The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c)Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

(d)Dividends.  The information set forth under the caption THE TENDER OFFER---Section 6 (“Price Range of Shares; Dividends”) and---Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”) of the Offer to Purchase is incorporated herein by reference.

(e)Prior Public Offerings.  None

(f)Prior Stock Purchases.  The information set forth under the caption THE TENDER OFFER---Section 6“Price Range of Shares; Dividends” of the Offer to Purchase is incorporated by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 ("Certain Information Concerning the Purchaser") and Schedule I attached thereto .

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a)Material Terms. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER is incorporated herein by reference.

(b)Purchases from officers, directors or affiliates.   Yes, on the same terms offered to all shareholders of the Company.

(c)Different Terms.  None.

(d)Appraisal rights.  The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET and THE TENDER OFFERSection 12 (“Purpose of the Offer; Plans for the Company”)  is incorporated herein by reference.

(e)Provisions for Unaffiliated Security Holders.  None.

(f)Eligibility for Trading or Listing.  Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a)Transactions. None.

(b)Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference.

SUMMARY TERM SHEET

THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”),---Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company") and-Section 11 (“The Agreement”).

(c) Negotiations or Contracts.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a)Purposes. The information set forth in the Offer to Purchase under the following caption is incorporated herein by reference:

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

(b)(1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

THE TENDER OFFER—Section 11 ("The Agreement")

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a)Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 ("Source and Amount of Funds")

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

(b)Conditions. The Offer is not subject to a financing condition.

(c)Borrowed Funds. None.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

 (a)Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 ("Certain Information Concerning Parent and Purchaser") and Schedule I attached thereto;

THE TENDER OFFER—Section 11 ("The Agreement"); and

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company").

(b)Securities Transactions.  The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:  THE TENDER OFFERSection 6 (“Price Range of Shares; Dividends”) and --- Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company").

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)Solicitations or Recommendations. None.

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a)Financial Information. Not Applicable.

(b)Pro Forma Information. Not Applicable.

(c)Summary Information.  Not applicable.

Item 11.	Additional Information.

Regulation M-A Item 1011

 (a)Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 ("Background of the Offer; Past Contacts or Negotiations with the Company")

THE TENDER OFFER—Section 11 ("The Agreement")

THE TENDER OFFER—Section 12 ("Purpose of the Offer; Plans for the Company")

THE TENDER OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals")

 (b)Other Material Information. The information set forth in the Offer to Purchase under the caption THE TENDER OFFER---Section 11 (“The Agreement”) is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.
(a)(1)(A)	Offer to Purchase, dated November 10, 2011.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(F)
Joint Press Release of Family Benefit Life Insurance Company and Trinity Life Insurance Company, dated November 10, 2011(incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Trinity Financial Corporation with the Securities and Exchange Commission on November 10, 2011).

(a)(1)(G)	Summary Advertisement as published on November 10, 2011.
[(d)(1)
Agreement dated as of October 20, 2011, (incorporated by reference to Exhibit 10.2 to the Form 8-K filed by First Trinity Financial Corporation with the Securities and Exchange Commission on October 24, 2011)

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINITY LIFE INSURANCE COMPANY

By:	/s/ GREGG ZAHN
Name:	Gregg Zahn
Title:	Chief Executive Officer

Date:	November 10, 2011

EXHIBIT INDEX
(a)(1)(A)	Offer to Purchase, dated November 10, 2011.
(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).
(a)(1)(F)
Joint Press Release of Family Benefit Life Insurance Company and Trinity Life Insurance Company, dated November 10, 2011(incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by First Trinity Financial Corporation with the Securities and Exchange Commission on November 10, 2011).

(a)(1)(G)	Summary Advertisement as published on November 10, 2011.
(d)(1)
Agreement dated as of October 20, 2011, (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by First Trinity Financial Corporation with the Securities and Exchange Commission on October 20, 2011)